Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2023

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	€75,648	€103,769	€146,123	€171,477
Revenue from related party	48,788	41,006	89,349	74,936
Total revenue	124,436	144,775	235,472	246,413

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	2,980	2,984	6,143	5,963
Selling and marketing, including related party (1)(2)(3)	90,164	92,369	160,230	151,692
Technology and content, including related party (1)(2)(3)	12,405	15,473	24,866	29,047
General and administrative, including related party (1)(2)(3)	10,286	9,510	20,839	40,081
Amortization of intangible assets (2)	34	34	67	68
Impairment of intangible assets and goodwill	—	84,177	—	84,177
Operating income/(loss)	8,567	(59,772)	23,327	(64,615)

Other income/(expense)
Interest expense	(1)	(20)	(4)	(35)
Interest income	1,329	31	2,289	129
Other, net	(57)	221	(214)	355
Total other income/(expense), net	1,271	232	2,071	449

Income/(loss) before income taxes	9,838	(59,540)	25,398	(64,166)
Expense for income taxes	4,080	212	9,616	6,282
Income/(loss) before equity method investment	5,758	(59,752)	15,782	(70,448)
Gain/(loss) from equity method investment	18	(54)	(118)	(54)
Net income/(loss)	€5,776	€(59,806)	€15,664	€(70,502)

Earnings per share available to common stockholders:
Basic	€0.02	€(0.17)	€0.05	€(0.20)
Diluted	0.02	(0.17)	0.04	(0.20)
Shares used in computing earnings per share:
Basic	343,259	359,990	342,912	359,636
Diluted	352,440	359,990	352,728	359,636

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(1) Includes share-based compensation as follows:
Cost of revenue	€38	€61	€71	€102
Selling and marketing	132	229	192	431
Technology and content	472	991	786	1,627
General and administrative	1,865	2,384	4,089	4,638

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€—	€2	€—	€8
Amortization of internal use software and website development costs included in technology and content	728	1,075	1,491	2,162
Amortization of internal use software costs included in general and administrative	—	46	—	103
Amortization of acquired technology included in amortization of intangible assets	34	34	67	68

(3) Includes related party expense as follows:
Selling and marketing	€36	€40	€48	€86
Technology and content	412	55	814	61
General and administrative	—	—	24	1
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income/(loss)	€5,776	€(59,806)	€15,664	€(70,502)
Other comprehensive income:
Currency translation adjustments	5	16	3	28
Total other comprehensive income	5	16	3	28
Comprehensive income/(loss)	€5,781	€(59,790)	€15,667	€(70,474)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of June 30, 2023	As of December 31, 2022
Current assets:
Cash and cash equivalents	€272,662	€248,584
Restricted cash	342	342
Accounts receivable, net of allowance for credit losses of €1,212 and €418 at June 30, 2023 and December 31, 2022, respectively	32,423	25,679
Accounts receivable, related party	33,298	24,432
Short-term investments	25,000	45,000
Tax receivable	1,895	498
Prepaid expenses and other current assets	14,499	8,669
Total current assets	380,119	353,204

Property and equipment, net	10,448	13,075
Operating lease right-of-use assets	43,448	45,028
Investments and other assets	9,295	8,409
Intangible assets, net	89,882	89,949
Goodwill	181,927	181,927
TOTAL ASSETS	€715,119	€691,592

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€32,668	€19,941
Income taxes payable	3,943	12,325
Deferred revenue	1,323	1,689
Payroll liabilities	6,685	2,454
Accrued expenses and other current liabilities	10,709	8,675
Operating lease liability	2,263	4,538
Total current liabilities	57,591	49,622

Operating lease liability	39,594	40,729
Deferred income taxes	30,001	30,050
Other long-term liabilities	8,749	9,455

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, Shares issued: 127,879,457 and 124,305,225, respectively Shares outstanding: 107,879,457 and 104,305,225, respectively	7,672	7,458
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 237,476,895 and 237,476,895 shares issued and outstanding, respectively	142,486	142,486
Treasury stock at cost - Class A shares, 20,000,000 and 20,000,000 shares, respectively	(19,960)	(19,960)
Reserves	865,554	863,987
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	57	54
Accumulated deficit	(538,932)	(554,596)
Total stockholders' equity	579,184	561,736
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€715,119	€691,592
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended June 30, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2023	€7,505	€142,486	€(19,960)	€866,562	€(544,708)	€52	€122,307	€574,244
Net income					5,776			5,776
Other comprehensive income (net of tax)						5		5
Share-based compensation expense				2,507				2,507
Issuance of common stock related to exercise of options and vesting of RSUs	167			(10)				157
Withholding taxes on net share settlements of equity awards				(3,505)				(3,505)
Balance at June 30, 2023	€7,672	€142,486	€(19,960)	€865,554	€(538,932)	€57	€122,307	€579,184

Six months ended June 30, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2023	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
Net income					15,664			15,664
Other comprehensive income (net of tax)						3		3
Share-based compensation expense				5,138				5,138
Issuance of common stock related to exercise of options and vesting of RSUs	214			(33)				181
Withholding taxes on net share settlements of equity awards				(3,538)				(3,538)
Balance at June 30, 2023	€7,672	€142,486	€(19,960)	€865,554	€(538,932)	€57	€122,307	€579,184

Three months ended June 30, 2022	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2022	€5,934	€156,458	€—	€839,599	€(438,074)	€48	€122,307	€686,272
Net loss					(59,806)			(59,806)
Other comprehensive income (net of tax)						16		16
Share-based compensation expense				3,665				3,665
Conversion of Class B shares	1,397	(13,972)		12,575				—
Issuance of common stock related to exercise of options and vesting of RSUs	31			(22)				9
Repurchase of common stock			(23)					(23)
Balance at June 30, 2022	€7,362	€142,486	€(23)	€855,817	€(497,880)	€64	€122,307	€630,133

Six months ended June 30, 2022	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2022	€5,802	€157,178	€—	€835,839	€(427,378)	€36	€122,307	€693,784
Net loss					(70,502)			(70,502)
Other comprehensive income (net of tax)						28		28
Share-based compensation expense				6,798				6,798
Conversion of Class B shares	1,469	(14,692)		13,223				—
Issuance of common stock related to exercise of options and vesting of RSUs	91			(43)				48
Repurchase of common stock			(23)					(23)
Balance at June 30, 2022	€7,362	€142,486	€(23)	€855,817	€(497,880)	€64	€122,307	€630,133
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating activities:
Net income/(loss)	€5,776	€(59,806)	€15,664	€(70,502)
Adjustments to reconcile net income/(loss) to net cash provided by:
Depreciation (property and equipment and internal-use software and website development)	1,073	1,616	2,213	3,319
Amortization of intangible assets	34	34	67	68
Goodwill and intangible assets impairment loss	—	84,177	—	84,177
Impairment of long-lived assets including internal-use software and website development	—	893	—	893
Share-based compensation	2,507	3,665	5,138	6,798
Deferred income taxes	677	(3,157)	(49)	(3,569)
Foreign exchange (gain)/loss	58	(365)	363	(697)
Expected credit losses, net	182	85	832	23
Gain on disposal of fixed assets	(13)	(7)	(14)	(10)
(Income)/loss from equity method investment	(18)	54	118	54
Changes in operating assets and liabilities:
Accounts receivable, including related party	(10,729)	(18,489)	(16,482)	(34,513)
Prepaid expenses and other assets	(7,972)	(5,930)	(6,853)	(3,849)
Accounts payable	12,640	19,084	12,589	25,492
Payroll liabilities	1,973	44	2,547	442
Accrued expenses and other liabilities	712	(29,719)	1,737	(875)
Deferred revenue	(264)	(182)	(366)	(406)
Taxes payable/receivable, net	(3,190)	812	(9,797)	(1,933)
Net cash provided by/(used in) operating activities	3,446	(7,191)	7,707	4,912

Investing activities:
Purchase of investments	—	(50,000)	—	(50,000)
Proceeds from sales and maturities of investments	15,000	—	20,000	—
Capital expenditures, including internal-use software and website development	(946)	(1,149)	(1,696)	(2,206)
Investment in equity-method investees	—	(5,951)	—	(5,951)
Proceeds from sale of fixed assets	22	7	23	10
Net cash provided by/(used in) investing activities	14,076	(57,093)	18,327	(58,147)

Financing activities:
Proceeds from exercise of option awards	157	9	181	48
Payment of withholding taxes on net share settlements of equity awards	(1,802)	—	(1,802)	—
Repayment of other non-current liabilities	(13)	(43)	(26)	(86)
Net cash used in financing activities	(1,658)	(34)	(1,647)	(38)

Effect of exchange rate changes on cash	52	126	(309)	1,431
Net increase in cash, cash equivalents and restricted cash	15,916	(64,192)	24,078	(51,842)
Cash, cash equivalents and restricted cash at beginning of the period	257,088	269,069	248,926	256,719
Cash, cash equivalents and restricted cash at end of the period	€273,004	€204,877	€273,004	€204,877

Supplemental cash flow information:
Cash paid for interest	€1	€20	€4	€35
Cash received for interest	1,188	11	2,004	109
Cash paid for taxes, net of (refunds)	6,543	2,777	19,221	5,565
Non-cash investing and financing activities:
Withholding taxes on net share settlements of equity awards-related liability	1,684	—	1,684	—
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. Beginning in 2020, we began to offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of June 30, 2023, Expedia Group’s ownership interest and voting interest in trivago N.V. is 60.5% and 84.2%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2022 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2022, previously filed with the Securities and Exchange Commission (“SEC”).
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on Advertising Spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of goodwill and indefinite-lived intangible assets, income taxes, and share-based compensation.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and six months ended June 30, 2023 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2022, except as updated below.
Adoption of new accounting pronouncements
Measurement of Credit Losses on Financial Instruments. As of January 1, 2023, we have prospectively adopted ASU 2022-02 which expands certain disclosure requirements for public business entities to include the current-period gross write-offs by year of origination for financing receivables and net investment in leases. Past due trade receivables written off that originate from prior periods are typically not material. The adoption of this new guidance did not have a material impact to our unaudited condensed consolidated financial statements.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 39% and 38% of total revenues for the three and six months ended June 30, 2023, respectively, compared to 28% and 30%, respectively, in the same periods in 2022. Expedia Group and its affiliates represents 51% and 49% of total accounts receivable as of June 30, 2023 and December 31, 2022, respectively.
Booking Holdings and its affiliates represent 40% and 41% of total revenues for the three and six months ended June 30, 2023, respectively, compared to 52% and 49%, respectively, in the same periods in 2022. Booking Holdings and its affiliates represent 27% and 30% of total accounts receivable as of June 30, 2023 and December 31, 2022, respectively.
Deferred revenue
As of December 31, 2022, the deferred revenue balance was €1.7 million, €1.3 million of which was recognized as revenue during the six months ended June 30, 2023.
Interest income
Interest income primarily consists of interest earned on our term deposits held with financial institutions at a fixed rate of interest and interest earned on our bank accounts.

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2023	2022	2023	2022
Interest income	€1,329	€31	€2,289	€129

Note 3: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

As of June 30, 2023	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Term deposits	€179,000	€—	€179,000
Short-term investments:
Term deposits	25,000	—	25,000
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€205,351	€—	€205,351

As of December 31, 2022	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Term deposits	€159,000	€—	€159,000
Short-term investments:
Term deposits	45,000	—	45,000
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€205,351	€—	€205,351
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. This is included within cash equivalents as Level 1 measurements.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets.
Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the new campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 4: Prepaid expenses and other current assets

(in thousands)	June 30, 2023	December 31, 2022
Prepaid advertising	€10,491	€6,284
Other prepaid expenses	3,102	2,035
Other assets	906	350
Total	€14,499	€8,669
In January 2021, we entered into a long-term marketing sponsorship agreement for various marketing rights beginning July 1, 2021. The final contractual installment payment under this agreement was paid in June 2023. As of June 30, 2023, €8.0 million has been included within prepaid advertising in the above table compared to €4.3 million as of December 31, 2022.

Note 5: Property and equipment, net
The following table is a summary of property, equipment, and accumulated depreciation as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
(in thousands)
Building and leasehold improvements	€4,117	€6,865
Capitalized software and software development costs	27,599	28,867
Computer equipment	15,276	15,916
Furniture and fixtures	2,999	3,045
Subtotal	€49,991	€54,693
Less: accumulated depreciation	40,416	42,175
Construction in process	873	557
Property and equipment, net	€10,448	€13,075
Pursuant to the amendment of the operating lease agreement for office space signed in January 2021, the Company sold and transferred long-lived assets with a net book value of €2.1 million to the landlord. This transaction is offset in the unaudited condensed consolidated balance sheet by the lease termination penalty payment to the landlord of €2.3 million. The net amount is recorded in accrued expenses and other current liabilities as of June 30, 2023. There was no significant gain/loss recorded on the sale of these fixed assets. See Note 6: Leases for additional details on the transaction.

Note 6: Leases
On January 29, 2021, we entered into an amendment to the operating lease agreement for office space in our corporate headquarters, whereby the landlord agreed to grant us partial termination of the lease related to certain floor spaces. Pursuant to the amendment, the Company surrendered the leased space on May 31, 2023 for a €2.3 million penalty payment to the landlord. The penalty is offset by a sale of long-lived assets which were transferred to the landlord as a part of this transaction, see Note 5: Property and equipment, net for additional details.

Note 7: Share-based awards and other equity instruments
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2023	2022	2023	2022
Cost of revenue	€38	€61	€71	€102
Selling and marketing	132	229	192	431
Technology and content	472	991	786	1,627
General and administrative	1,865	2,384	4,089	4,638
Total share-based compensation expense	€2,507	€3,665	€5,138	€6,798
Share-based award activity
The following table presents a summary of our share option activity for the six months ended June 30, 2023:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2023	27,357,798	2.30	10	23,179
Granted	20,879,816	1.02
Exercised(1)	6,346,032	0.06
Cancelled	1,297,979	2.78
Balance as of June 30, 2023	40,593,603	1.96	9	20,339
Exercisable as of June 30, 2023	12,470,575	4.53	14	6,498
(1) Inclusive of 3,317,539 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of June 30, 2023:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	31,625,126	2.24	10	17,068
Currently Exercisable	12,470,575	4.53	14	6,498

On May 9, 2023, 8,160,000 market-based and 12,240,000 service-based options were granted to the new Managing Directors appointed at the annual general meeting of shareholders held on June 30, 2023. The market-based awards cliff vest at the end of the performance period on June 30, 2027. The market condition is based upon trivago's volume-weighted average share price which determines the number of shares earned. The service-based options vest annually over three years beginning on June 30, 2024 in equal increments.
Also on May 9, 2023, our former CEO resigned and concurrently signed an agreement to provide substantive consultancy services. As a result, a modification was made to the vesting conditions for the outstanding market-based and service-based options. As the modification date fair values of the unvested awards were lower than the original grant date fair values, we recorded a €1.3 million reduction in general and administrative compensation expense during the second quarter ended June 30, 2023.
The following table presents a summary of our restricted stock units (RSUs) for the six months ended June 30, 2023:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2023	2,972,024	1.94	6
Granted	1,417,500	1.58
Vested(1)	733,275	1.79
Cancelled	346,269	2.16
Balance as of June 30, 2023	3,309,980	1.74	6
(1) Inclusive of 151,617 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.

Note 8: Income taxes
We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete items.
Income tax expense was €4.1 million in the second quarter of 2023, compared to €0.2 million in the same period in 2022. The total weighted average tax rate was 31.3%, which was mainly driven by the German statutory tax rate of approximately 31.2%. Our effective tax rate for the second quarter of 2023 was 41.6%, compared to (0.4)% in the same period in 2022. The difference in effective tax rate in the quarter ended June 30, 2023 compared to the same period in 2022 is primarily attributable to the goodwill impairment charge recognized in the prior year, which is non-deductible for tax purposes.
The difference between the weighted average tax rate of 31.3% and the effective tax rate of 41.6% in the second quarter of 2023 is primarily attributable to share-based compensation expense, which is non-deductible for tax purposes.
Income tax expense was €9.6 million in the six months ended June 30, 2023, compared to €6.3 million in the six months ended June 30, 2022. Our effective tax rate for the six months ended June 30, 2023 was 37.9%, compared to (9.8)% in the same period in 2022.
The difference between the weighted average tax rate and the effective tax rate for the six months ended June 30, 2023 is primarily attributable to share-based compensation expense which is non-deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €9.3 million as of June 30, 2023. A liability of €8.5 million for these tax benefits is presented under other long term liabilities and €0.8 million as other current liabilities in the unaudited condensed consolidated financial statements.

Note 9: Stockholders' equity
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. Each Class B share is convertible into one Class A share at any time by the holder. The share premium derived from the conversion is recognized within reserves. As of June 30, 2023, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of June 30, 2023, had an ownership interest and voting interest of 8.2% and 11.5%, respectively.
During the six months ended June 30, 2023 and 2022, nil and 24,485,793, respectively, Class B shares were converted into Class A shares.
On March 1, 2022, the Company's Supervisory Board authorized a program to repurchase up to 10 million of the Company's ADSs, each representing one Class A share. On March 7, 2022, the Company entered into a stock repurchase program which expired on May 30, 2022. No stock repurchases were made under this agreement. On May 31, 2022, the Company entered into another stock repurchase program which expired on July 29, 2022. During the year ended December 31, 2022, the Company reacquired 205,457 Class A common shares on the open market at fair market value. The shares of stock purchased under the buyback program were held as treasury shares until they were all reissued to settle RSU awards vesting from our share-based compensation awards during the fourth quarter of 2022.

In November 2022, the Company acquired 20,000,000 Class A shares from Peter Vinnemeier valued at €19.9 million, which includes a foreign exchange gain of €0.6 million resulting from the fluctuation of the USD exchange rate between the trade and cash settlement dates. The shares are held as treasury shares as of June 30, 2023.

Note 10: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
(€ thousands, except per share data)	2023	2022	2023	2022
Numerator:
Net income/(loss)	€5,776	€(59,806)	€15,664	€(70,502)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	343,259	359,990	342,912	359,636
Diluted	352,440	359,990	352,728	359,636

Net income/(loss) per share:
Basic	€0.02	€(0.17)	€0.05	€(0.20)
Diluted	0.02	(0.17)	0.04	(0.20)
For the three and six months ended June 30, 2022, diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

Note 11: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions, pursuant to which powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €48.8 million and €89.3 million for the three and six months ended June 30, 2023, respectively, compared to €33.9 million and €74.9 million in the same period in 2022, respectively. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 39% and 38% of our total revenue for the three and six months ended June 30, 2023, respectively, compared to 33% and 30% in the same period in 2022, respectively.
For the three and six months ended June 30, 2023 and 2022, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of June 30, 2023 and December 31, 2022 were €33.2 million and €24.4 million, respectively.
UBIO Limited
On November 28, 2022, we entered into a commercial agreement with UBIO Limited, an equity method investment, to increase the number of directly bookable rates available on our website. The services will be provided for a period of 12 months. For the three and six months ended June 30, 2023, our operating expenses include €0.4 million and €0.8 million, respectively, related to this commercial agreement.

Note 12: Segment information
Management has identified three reportable segments, which correspond to our three operating segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, impairment of goodwill, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the three and six months ended June 30, 2023 and 2022. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended June 30, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€56,744	€42,886	€22,934	€—	€122,564
Subscription revenue	—	—	—	669	669
Other revenue	—	—	—	1,203	1,203
Total revenue	€56,744	€42,886	€22,934	€1,872	€124,436
Advertising Spend	40,559	30,178	14,011	—	84,748
ROAS contribution	€16,185	€12,708	€8,923	€1,872	€39,688
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,980
Other selling and marketing, including related party(1)					5,416
Technology and content, including related party					12,405
General and administrative, including related party					10,286
Amortization of intangible assets					34
Operating income					€8,567
Other income/(expense)
Interest expense					(1)
Interest income					1,329
Other, net					(57)
Total other income/(expense), net					€1,271
Income before income taxes					€9,838
Expense for income taxes					4,080
Income before equity method investment					€5,758
Income from equity method investment					18
Net income					€5,776
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended June 30, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€66,759	€55,663	€19,016	€—	€141,438
Subscription revenue	—	—	—	854	854
Other revenue	—	—	—	2,483	2,483
Total revenue	€66,759	€55,663	€19,016	€3,337	€144,775
Advertising Spend	42,491	33,376	9,407	—	85,274
ROAS contribution	€24,268	€22,287	€9,609	€3,337	€59,501
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,984
Other selling and marketing, including related party(1)					7,095
Technology and content, including related party					15,473
General and administrative, including related party					9,510
Amortization of intangible assets					34
Impairment of intangible assets and goodwill					84,177
Operating loss					€(59,772)
Other income/(expense)
Interest expense					(20)
Interest income					32
Other, net					220
Total other income/(expense), net					€232
Loss before income taxes					€(59,540)
Expense for income taxes					212
Loss before equity method investment					€(59,752)
Loss from equity method investment					(54)
Net loss					€(59,806)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€108,600	€83,421	€39,855	€—	€231,876
Subscription revenue	—	—	—	1,375	1,375
Other revenue	—	—	—	2,221	2,221
Total revenue	€108,600	€83,421	€39,855	€3,596	€235,472
Advertising Spend	73,004	53,084	23,633	—	149,721
ROAS contribution	€35,596	€30,337	€16,222	€3,596	€85,751
Costs and expenses:
Cost of revenue, including related party, excluding amortization					6,143
Other selling and marketing, including related party(1)					10,509
Technology and content, including related party					24,866
General and administrative, including related party					20,839
Amortization of intangible assets					67
Operating income					€23,327
Other income/(expense)
Interest expense					(4)
Interest income					2,289
Other, net					(214)
Total other income/(expense), net					€2,071
Income before income taxes					€25,398
Expense for income taxes					9,616
Income before equity method investment					€15,782
Loss from equity method investment					(118)
Net income					€15,664
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€110,283	€99,377	€30,224	€—	€239,884
Subscription revenue	—	—	—	1,921	1,921
Other revenue	—	—	—	4,608	4,608
Total revenue	€110,283	€99,377	€30,224	€6,529	€246,413
Advertising Spend	67,143	57,062	14,608	—	138,813
ROAS contribution	€43,140	€42,315	€15,616	€6,529	€107,600
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,963
Other selling and marketing, including related party(1)					12,879
Technology and content, including related party					29,047
General and administrative, including related party					40,081
Amortization of intangible assets					68
Impairment of intangible assets and goodwill					84,177
Operating loss					€(64,615)
Other income/(expense)
Interest expense					(35)
Interest income					129
Other, net					355
Total other income/(expense), net					€449
Loss before income taxes					€(64,166)
Expense for income taxes					6,282
Loss before equity method investment					€(70,448)
Loss from equity method investment					(54)
Net loss					€(70,502)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 13: Subsequent events
After the date of the balance sheet through the date of issuance of these unaudited condensed consolidated financial statements, 437,047 Class A shares were issued as a result of options exercised and RSUs released.